Performance for the Third Quarter ended Dec 31, 2011

S. D. Shibulal
CEO and Managing Director

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011 and September 30, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products, Platforms & Solutions
- Infosys BPO
- India Business unit
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Revenues were ₹9,298 crore for the quarter ended December 31, 2011; QoQ growth was 14.8%; YoY growth was 30.8%

- Net profit after tax was ₹2,372 crore for the quarter ended December 31, 2011; QoQ growth was 24.4%; YoY growth was 33.3%

- Earnings per share (EPS) was ₹41.51 for the quarter ended December 31, 2011; QoQ growth was 24.4%; YoY growth was 33.3%

…Highlights

- 49 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 9,655 employees (net addition of 3,266) for the quarter by Infosys and its subsidiaries
- 1,45,088 employees as on December 31, 2011 for Infosys and its subsidiaries

Financial Performance

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Dec 31,		Growth (%)	Sep 30, 2011	Growth % Q3 12 over Q2 12
	2011	2010			
Revenues	**9,298**	**7,106**	**30.8**	**8,099**	**14.8**
Cost of sales	5,288	4,063	30.2	4,744	11.5
Gross Profit	**4,010**	**3,043**	**31.8**	**3,355**	**19.5**
Operating Expenses:					
Selling and marketing expenses	451	393	14.8	456	(1.1)
Administration expenses	660	503	31.2	618	6.8
Total Operating Expenses	**1,111**	**896**	**24.0**	**1,074**	**3.4**
Operating Profit	**2,899**	**2,147**	**35.0**	**2,281**	**27.1**
Other Income, net	422	290	45.5	387	9.0
Profit before income taxes	**3,321**	**2,437**	**36.3**	**2,668**	**24.5**
Income tax expense	949	657	44.4	762	24.5
Net Profit	**2,372**	**1,780**	**33.3**	**1,906**	**24.4**
Earnings per equity share					
Basic (₹)	**41.51**	**31.15**	**33.3**	**33.36**	**24.4**
Diluted (₹)	**41.51**	**31.14**	**33.3**	**33.36**	**24.4**

Operational Performance

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
North America	63.7	65.3	64.7	64.2	65.9
Europe	22.6	20.5	21.8	21.6	21.6
India	2.1	2.2	2.2	2.4	1.9
Rest of the world	11.6	12.0	11.3	11.8	10.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Effort					
Onsite	24.8	25.2	24.5	25.0	23.7
Offshore	75.2	74.8	75.5	75.0	76.3
Utilization					
Including trainees	69.9	70.2	72.6	69.5	72.4
Excluding trainees	77.4	77.3	80.7	76.2	79.5

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Fixed Price	40.9	37.7	41.2	39.6	39.9
Time & Materials	59.1	62.3	58.8	60.4	60.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

In %

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Revenue					
Onsite	49.5	49.9	49.3	49.8	48.5
Offshore	50.5	50.1	50.7	50.2	51.5

Client Data

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	665	647	612	620	575
Added during the period (gross)	49	45	40	139	141
Number of million dollar clients*					
1 Million dollar +	391	388	350	366	338
5 Million dollar +	193	188	180	187	159
10 Million dollar +	134	128	121	126	97
20 Million dollar +	80	80	68	73	59
30 Million dollar +	61	59	47	53	41
40 Million dollar +	48	47	39	41	33
50 Million dollar +	39	35	29	28	26
60 Million dollar +	27	25	22	24	16
70 Million dollar +	23	21	17	19	12
80 Million dollar +	17	17	12	15	10
90 Million dollar +	16	14	11	11	8
100 Million dollar +	13	11	11	11	6
200 Million dollar +	2	2	2	2	1
300 Million dollar +	1	1	–	–	–
Client contribution to revenue					
Top client	4.1%	4.6%	4.6%	4.7%	4.6%
Top 5 clients	15.0%	15.9%	15.4%	15.4%	16.4%
Top 10 clients	24.5%	25.2%	25.7%	25.7%	26.2%
Repeat business	97.4%	98.5%	97.6%	98.0%	97.3%
Account receivables-LTM(in days)	61	61	62	63	59

*LTM (Last twelve months) Revenues

Awards and Recognitions

- We have won the 'Business Partner of the Year' award from Procter & Gamble (P&G) for successfully implementing an order, shipping and billing program, and providing high-quality consulting, technology and BPO services.
- We were also awarded the Oracle North America Titan Award at Oracle OpenWorld for the third consecutive year.
- We were conferred the Brand Excellence Award for IT by Star News and the World Brand Congress. We received the People's Choice Award for 'The Most Admired IT Company amongst IT Employees' at the Bloomberg UTV CXO Awards 2011.
- We were also one of the winners of the esteemed Global Most Admired Knowledge Enterprises (MAKE) Award 2011, by Teleos in association with The KNOW Network.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Our focus on next generation consulting is helping us create new transformational models in the IT business.
- We were chosen by a leading agribusiness company as a global transformation and business IT services partner.
- One of the largest brewers in Asia Pacific selected us as a strategic supplier for its IT needs, and to design and develop a trade promotions management solution.
- We were selected by an oil and gas major to transform its financial practices and move it onto a single technology platform. The program will encapsulate implementation and rollout of a global accounting solution based on Oracle E-Business Suite Financials, covering 14 countries and involving over 40 legal entities across Europe, Middle East and Asia Pacific.

Products, Platforms & Solutions

Finacle™

- Finacle™, the universal banking solution, continued its growth trajectory, adding 10 wins this quarter. Of these, four were from Europe, Middle East and Africa (EMEA) and six from the Asia Pacific (APAC) region.
- Finacle™ solutions received many industry analyst recognitions during the quarter.
- Aite Group commended Finacle™ mobile banking solution offering for its technology architecture and broad functionality in its vendor assessment report - *Mainstreaming Mobile: A Review of Mobile Banking Vendors*.

Infosys social Edge™-

- A global sports brand selected Infosys SocialEdge™ to create a next-generation collaborative community to enable its employees to interact globally.
- A leading information company selected Infosys SocialEdge™ to design and implement a consumer engagement initiative targeted towards its special interest groups, helping the client interact with its customers and drive new revenue streams.

Cloud

- We continue to see strong momentum with our Cloud practice, winning over 15 deals this quarter.
- As a Cloud Ecosystem Integrator, we set up a private Cloud environment to provide enhanced customer service for one of the largest telecom majors in APAC.

Mobility

- Our mobility offerings are witnessing tremendous interest from our clients globally.
- For an American financial services company, we created a unique mobile based personal card and expense management solution that has been launched in six major markets.
- We developed a mobile based store/warehouse locator solution to help optimize field force operations of an American industrial products giant.

Infosys BPO

- A leading provider of industrial productivity solutions partnered with us to accelerate its finance transformation program by outsourcing certain financial processes, such as accounting, reporting and processing of supplier invoices.

India Business unit

- We continue to see traction in the Indian market.
- We won a strategic deal with a large telecom operator based in India to provide a campaign management solution based on SAS Campaign manager and Vertica solution from HP.
- We have been selected by one of the largest aluminum manufacturers in India for an end-to-end application implementation project.

Process innovation

- During the third quarter, Infosys applied for 30 patent applications in India and the U.S. With this, we have an aggregate of 449 patent applications (pending) in India and the U.S. and has been granted 35 patents by the United States Patent and Trademark Office.

Human Resources

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,45,088	1,41,822	1,27,779	1,30,820	1,13,796
S/W professionals	1,37,174	1,34,147	1,21,144	1,23,811	1,06,864
Billable	1,16,157	1,13,810	103,617	1,09,026	93,254
Banking product group	8,086	7,738	5,721	6,220	4,730
Trainees	12,931	12,599	11,806	8,565	8,880
Sales & Support	7,914	7,675	6,635	7,009	6,932
Gross addition	9,655	15,352	11,067	43,120	27,639
Of which lateral addition	3,863	2,318	5,212	15,883	4,895
Attrition	6,389	7,090	5,756	26,096	18,693
Net addition	3,266	8,262	5,311	17,024	8,946
Attrition % (LTM)*	15.4%	15.6%	17.5%	17.0%	13.4%

** Excluding subsidiaries*

Infrastructure

Infrastructure

- As on Dec 31, 2011, the company had 28 mn sq. ft of space capable of accommodating 1,27,792 employees and 8.3 mn sq. ft under completion capable of accommodating 40,721 employees

Outlook

IFRS – Consolidated

Outlook under IFRS – consolidated*

Quarter ending March 31, 2012

- Revenues are expected to be in the range of ₹9,391 crore and ₹9,412 crore; YoY growth of 29.5% to 29.8%
- Earnings per share (EPS) is expected to be ₹42.12; YoY growth of 32.4%

Fiscal year ending March 31, 2012

- Revenues are expected to be in the range of ₹34,273 crore and ₹ 34,294 crore; YoY growth of 24.6% to 24.7%
- Earnings per share (EPS) is expected to be ₹147.13; YoY growth of 23.2%

** Conversion 1 US$ = ₹52.00*

Summary

Summary

- The global economy, driven by slower growth in developed markets coupled with the European crisis, could impact the growth of the IT industry. Notwithstanding short-term challenges, we are focused on long-term growth opportunities by investing in platforms and solutions - which will accelerate innovation, enhance returns for our clients and deliver higher business value.
- Our revamped organization and the promise of Building Tomorrow's Enterprise is helping us strengthen strategic partnerships with our clients. Our promise of consulting led transformation, optimizing operations and accelerating innovation is gaining rapid traction across key markets.
- Through our integrated service delivery approach to Business IT services, we are helping clients drive greater optimization in their business.
- The global currency market continues to be volatile with the Indian rupee depreciating by 11% during the quarter. Managing extreme currency volatility in an uncertain economic environment is going to be a challenge for the industry. We believe our focus on high-quality growth combined with our flexible financial model will position us better during these challenging times.

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